EXHIBIT 99.77C


                                NSAR ITEM 77C

Van Kampen American Capital Municipal Opportunity Trust (VMO)

(a)     An Annual Meeting of Shareholders was held on May 28, 1997.

(b) The election of Trustees of Van Kampen American Capital Municipal Opportunity Trust (the "Fund") included:

        Rod Dammeyer and Wayne W. Whalen

(c)     The following were voted on at the meeting:

        1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

                        For  13,011,081                  Against   186,132

        4) For each VK Fund, to Ratify the Selection of KPMG Peat Marwick LLP Independent Public Accountants for its Current Fiscal Year.

                        For  13,202,193                  Against   76,417